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                             November 9, 2023

       Richard Schlenker, Jr.
       Chief Financial Officer
       Exponent, Inc.
       149 Commonwealth Drive
       Menlo Park, CA 94025

                                                        Re: Exponent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 30, 2022
                                                            Response dated
October 30, 2023
                                                            File No. 000-18655

       Dear Richard Schlenker:

              We have reviewed your October 30, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 31

   1.                                                   We note your response
to prior comment 1. It appears to us that you present    EBITDA as
                                                        a % of revenues before
reimbursements    ratio based on revenues before reimbursements
                                                        as opposed to total
revenues. Please tell us how presenting this measure as though you are an agent in these
revenue generating transactions when gross presentation as a principal is required by GAAP does
not represent an individually tailored revenue recognition
                                                        method. Refer to
Question 100.04 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations.
 Richard Schlenker, Jr.
Exponent, Inc.
November 9, 2023
Page 2

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have any questions.



FirstName LastNameRichard Schlenker, Jr.                Sincerely,
Comapany NameExponent, Inc.
                                                        Division of Corporation
Finance
November 9, 2023 Page 2                                 Office of Trade &
Services
FirstName LastName